Mail Stop 3561

July 08, 2008

Mr. Gregory E. Abel
Chief Executive Officer
PacifiCorp
825 N.E. Multnomah Street
Portland, Oregon 97232

      RE: PacifiCorp
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed February 29, 2008
              File No. 1-5152

Dear Mr. Abel:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief